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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 8-A


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                              Dynatech Corporation
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             (Exact name of registrant as specified in its charter)


Massachusetts                          04-2258582
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(State of incorporation                (IRS Employer
or organization)                       Identification No.)


3 New England Executive Park, Burlington, MA        01803-5087
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(Address of principal executive offices)            (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following.

                                        [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1993 pursuant to General Instruction A.(c)(2), please check the following box.

                                        [ ]

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class                          Name of each exchange on which
to be so registered:                         each class is to be registered:

Rights to Purchase Series A                  New York Stock Exchange
Junior Participating Cumulative
Preferred Stock

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                        None




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         Item 1:  Description of Registrant's Securities to be Registered.
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              The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.20 per share (the "Common Stock"), and 100,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of which 24,000 shares have been designated as "Series A Junior Participating Cumulative Preferred Stock".

         Rights to Purchase Series A Junior Participating Cumulative Preferred
         ---------------------------------------------------------------------
         Stock.
         -----

              On February 16, 1989, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on March 3, 1989. Each Right entitles the registered holder to purchase from the Company a unit consisting of one two-thousandth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), at a cash Exercise Price of $100.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Agreement between the Company and The First National Bank of Boston, as Rights Agent.

              Initially, the Rights will not be exercisable and will be attached to all outstanding shares of Common Stock. No separate Right Certificates will be distributed until the Distribution Date (as described below). The Rights will separate from the Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of said announcement being referred to as the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 20% or more of the outstanding shares of Common Stock.

              Until the Distribution Date (or earlier redemption or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after March 3, 1989 will contain a notation incorporating the Shareholder Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

              The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 16, 1999, unless previously redeemed by the Company as described below.


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              As soon as practicable after the Distribution Date, Right
         Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

              In the event that any Person acquires beneficial ownership of 20% or more of the Company's Common Stock, proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of Units of Series A Preferred Stock of the Company having a market value of two times the exercise price of the Right (such Right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such Right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Shareholder Rights Agreement) become null and void.

              The Exercise Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

              With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Series A Preferred Stock on the last trading date prior to the date of exercise.

              Any of the provisions of the Shareholder Rights Agreement may be amended by the Board of Directors of the Company at any time prior to the Distribution Date. From and after the Distribution Date, the Board of Directors of the Company may, subject to certain limitations specified in the Shareholder Rights Agreement, amend the Shareholder Rights Agreement to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Shareholder Rights Agreement or to make other changes that do not adversely affect the interests of the Rights holders (excluding the interests of Acquiring Persons or their Affiliates or Associates).

              The Rights may be redeemed in whole, but not in part, at a price of $0.02 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at any time prior to the close of business on the tenth day after the Stock Acquisition Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

              Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the Distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.


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         Item 2:  Exhibits.
                  --------

              Pursuant to Instructions II to Form 8-A, the following exhibits have been or will be filed with this registration statement filed with the New York Stock Exchange, but are not filed as exhibits to this registration statement with the Securities and Exchange Commission:

              1. The Registrant's Annual Report on Form 10-K for its fiscal year ended March 31, 1996.

              2. The Registrant's Current Report on Form 8-K dated October 21, 1996.

              3. The Registrant's Quarterly Reports on Form 10-Q for its fiscal quarters ended June 30, 1996 and September 30, 1996.

              4. The Registrant's Proxy Statement dated June 27, 1996, as amended, for its 1996 Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission on June 26, 1996 and amended on July 2, 1996.

              5.   The Registrant's Restated Articles of Organization.

              6.   The Registrant's Bylaws, as amended.

              7. Shareholder Rights Agreement, dated as of February 16, 1989, between the Registrant and The First National Bank of Boston, as Rights Agent.

              8. Specimen stock certificate representing the Registrant's common stock, $.20 par value per share.

              9. The Registrant's Annual Report to Shareholders, mailed to stockholders of the Registrant with the Proxy Statement for the Company's 1996 Annual Meeting of Stockholders on July 30, 1996.


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                                      SIGNATURE

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       DYNATECH CORPORATION


                                       By: /s/ Allan M. Kline
                                           -------------------------------------
                                               Allan M. Kline
                                               Vice President, Chief Financial
                                               Officer and Treasurer



         Date:  January 15, 1997